June 30, 2009

Via facsimile and U.S. mail

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W., Mail Stop 4-5

Washington, D.C. 20549-0405

Attention: Christopher J. White

                 Re:  Pioneer Natural Resources Company

                         Form 10-K for the Fiscal Year Ended December 31, 2008

                         Filed February 25, 2009

                         Form 10-Q for the Fiscal Quarter Ended March 31, 2009

                         Filed May 11, 2009

                         Response Letter Dated May 29, 2009

                         File No. 1-13245

Dear Mr. White:

I am writing pursuant to your letter dated June 23, 2009 in review of our response letter dated May 29, 2009 (the “Review Letter”), addressed to Richard P. Dealy, Executive Vice President and Chief Financial Officer of Pioneer Natural Resources Company (“Pioneer” or the “Company”) to provide written response to your comment with respect to the Company’s Form 10-Q for the quarter ended March 31, 2009, filed with the United States Securities and Exchange Commission (the “Commission”) on May 11, 2009.

Comment Responses

The bold typeface, numbered paragraph and heading below was taken from the Review Letter. Our response to such comment follows in plain text.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Note G – Derivative Financial Instruments, page 21

3.

We read your response to prior comment 3, and understand that you chose to present fair value of your derivative assets and liabilities executed under master netting arrangements on a net basis, to correspond to the related amounts presented in your statements of financial position, and supplemented your disclosure with footnotes indicating the amounts that were netted. However, we are unable to concur with your treatment, as it does not comply with the specific guidance of SFAS 161, paragraph 3(b), as to its amendment of SFAS 133, paragraph 44(C)(a)(1), which states that the fair value of derivative instruments shall be presented on a gross basis, even when the derivative instruments are subject to master netting arrangements and qualify for net presentation in the statement of financial position in accordance with FASB Interpretation No. 39. Accordingly, in future filings, please revise your disclosures to fully comply with the guidance of SFAS 161.

Christopher J. White

Securities and Exchange Commission

June 30, 2009

Response: In future filings, the Company will revise its tabular disclosures of the fair value of derivative instruments in accordance with the guidance of SFAS 161.

Pioneer further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions in connection with the response set forth in this letter to Richard P. Dealy at 972-969-4054 (direct fax 972-969-3572).

Very truly yours,

/s/ Richard P. Dealy
Richard P. Dealy
Executive Vice President and
Chief Financial Officer

Cc: Frank W. Hall